SECURITIE
V

05036268

RECEIVED FEB 24 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 185

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 66046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Advanced Financial Solutions, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10455 Sorrento Valley Road, Suite 212
(No. and Street)

San Diego, CA 92121
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Loraine Wiser (858) 530-4423
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500, San Diego, CA 92108
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amy Beattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advanced Financial Solutions, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Amy Beattie
Signature

COO
Title

Spencer Hill
Notary Public

SPENCER HILL
COMM. #1515956
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires Sept. 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Advanced Financial Solutions, LLC
San Diego, CA

We have audited the accompanying statement of financial condition of Advanced Financial Solutions, LLC (the "Company"), (a California limited liability corporation) as of December 31, 2004 and 2003, and the related statements of operations, members' capital, changes in liabilities subordinated to the claims of general creditors and cash flows for the year ended December 31, 2004 and for the period February 19, 2003 (inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advanced Financial Solutions, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the year ended December 31, 2004 and for the period February 19, 2003 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 10 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 4, 2005

PKF
Certified Public Accountants
A Professional Corporation

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF FINANCIAL POSITION
December 31, 2004 and 2003

ASSETS

	2004	2003
CURRENT ASSETS		
Cash and cash equivalents	$ 699,893	$ 130,381
Deposits	29,100	6,300
Other assets	272	135
Total current assets	729,265	136,816
Property and equipment, net	1,468	-
Total assets	$ 730,733	$ 136,816

LIABILITIES AND MEMBERS' CAPITAL

	2004	2003
CURRENT LIABILITIES		
Accounts payable	$ 10,100	$ 7,214
Other current liabilities	10,141	-
Total current liabilities	20,241	7,214
Liabilities subordinated to the claims of general creditors	-	150,000
Total liabilities	20,241	157,214
MEMBERS' CAPITAL	710,492	(20,398)
Total liabilities and members' capital	$ 730,733	$ 136,816

The accompanying notes are an integral part of these financial statements

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception) through December 31, 2003

	2004	2003	From Inception to 2004
Revenues:			
Interest	$ 272	$ -	$ 272
Total revenues	272	-	272
Expenses:			
Employee compensation and benefits	89,696	-	89,696
Licensing	1,365	-	1,365
General & Administrative	177,521	45,598	223,119
Miscellaneous	800	800	1,600
Total expenses	269,382	46,398	315,780
Net loss	$ (269,110)	$ (46,398)	$ (315,508)

The accompanying notes are an integral part of these financial statements

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception) through December 31, 2003

	Members' Capital	Accumulated Deficit	Total
Balance at February 19, 2003	$ -	$ -	$ -
Capital contributions	26,000	-	26,000
Distributions	-	-	-
Net loss	-	(46,398)	(46,398)
Balance at December 31, 2003	26,000	(46,398)	(20,398)
Capital contributions	1,000,000	-	1,000,000
Distributions	-	-	-
Net loss	-	(269,110)	(269,110)
Balance at December 31, 2004	$ 1,026,000	$ (315,508)	$ 710,492

The accompanying notes are an integral part of these financial statements

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO THE CLAIMS OF GENERAL CREDITORS
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception)
through December 31, 2003

Balance at February 19, 2003	$ -
Additions	150,000
Reductions	-
Balance at December 31, 2003	150,000
Additions	-
Reductions	(150,000)
Balance at December 31, 2004	$ -

The accompanying notes are an integral part of these financial statements

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception) through December 31, 2003

	2004	2003	From Inception to 2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$ (269,110)	$ (46,398)	$ (315,508)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	733	-	733
Decrease (increase) in assets:			
Other assets and deposits	(22,937)	(6,435)	(29,372)
Increase (decrease) in liabilities:			
Accounts payable	2,886	7,214	10,100
Other accrued liabilities	10,141	-	10,141
Net cash used in operating activities	(278,287)	(45,619)	(323,906)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(2,201)	-	(2,201)
Net cash used in investing activities	(2,201)	-	(2,201)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Notes payable	(150,000)	150,000	-
Capital contributions	1,000,000	26,000	1,026,000
Capital distributions	-	-	-
Net cash provided by financing activities	850,000	176,000	1,026,000
Net increase in cash and cash equivalents	569,512	130,381	699,893
Cash and cash equivalents at the beginning of the period	130,381	-	-
Cash and cash equivalents at the end of the period	$ 699,893	$ 130,381	$ 699,893

Supplemental disclosure of cash flow information:
Cash paid during the year for:

	2004	2003	From Inception to 2004
Taxes	$ 800	$ 800	$ 1,600
Interest	$ 4,781	$ -	$ 4,781

The accompanying notes are an integral part of these financial statements

NOTE 1 - ORGANIZATION

Advanced Financial Solutions, LLC (the "Company") was incorporated in California on February 19, 2003. The Company formally began doing business on October 10, 2003 as a broker-dealer registered with the Securities and Exchange Commission (SEC). The Company is considered to be a development stage company and as of December 31, 2004, has not begun revenue generating activity. The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities.

NOTE 2 - ACCOUNTING POLICIES

Estimates

The financial statements are prepared on the accrual basis of accounting, in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Upon the commencement of operations, security transactions and the related commission revenue will be recorded on a trade date basis.

Concentration of Credit Risk

The Company maintains cash balances with a financial institution. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any losses from this institution.

Presentation

Certain balances on the statements of financial condition have been reclassified from prior year to conform to the current year's presentation.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - ACCOUNTING POLICIES (continued)

Financial Instruments

The carrying values reflected in the statement of financial condition at December 31, 2004 and 2003 reasonably approximate the fair values for financial instruments. In making such assessment, the Partnership has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2004 and 2003.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets which range from three to five years. Maintenance costs are considered period costs and are expensed when incurred. The Company purchased computer equipment during the year ended December 31, 2004, in the amount of $2,201 and recognized depreciation expense of $733.

NOTE 3 - DEPOSITS

Deposits consist primarily of deposits with the National Association of Securities Dealers (NASD) and other clearing firms.

NOTE 4 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Subordinated liabilities at December 31:

	2004	2003
Subordinated notes payable to members bearing interest at 4.25 % per annum, due October 2006.	$ -	$ 150,000

The subordinated borrowings are covered by agreements approved by the National Association of Securities Dealers. The subordinated liability is added to shareholders' equity and excluded from aggregate indebtedness in computing net capital under Rule 15c3-1 of the Securities Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. These amounts were paid off during the year ended December 31, 2004.

NOTE 5 -INCOME TAXES

Upon its incorporation the Company elected to be taxed as a Limited Liability Corporation (LLC). Accordingly, revenues and expenses are reported on the members' individual income tax returns, and no provision for federal income taxes is included in the Company's financial statements. The $800 income tax provision represents the California minimum franchise tax paid by the Company in 2004 and 2003.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company is involved in certain related party transactions with an affiliate, CUSO Financial Services, LP ("CUSO"). For the year ended December 31, 2004 and for the period February 19, 2003 (inception) to December 31, 2003, the Company was charged $59,264 and $179, respectively, by CUSO for administrative and consulting expenses. In addition, the Company leases its office space from CUSO. For the year ended December 31, 2004 and for the period February 19, 2003 (inception) to December 31, 2003, the Company paid CUSO $1,302 and $0 for office rent and related expenses.

NOTE 7 - NET CAPITAL REQUIREMENTS

Under SEC Rule 15c3-1(a)(2), the Company is required to maintain a minimum net capital of $5,000, and shall not permit its aggregate indebtedness to all other persons to exceed 800% of its net capital. As of December 31, 2004 and 2003, the Company had net capital of $704,153 and $123,167, respectively. This was $699,153 and $118,167 in excess of its required net capital for 2004 and 2003, respectively. The Company's net capital ratio was 3% as of December 31, 2004 and 6% as of December 31, 2003. (See supplementary information for calculations).

SUPPLEMENTARY INFORMATION

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception) through December 31, 2003

	2004	2003
Partners' capital	$ 710,492	$ (20,398)
Add: liabilities subordinated to the claims of general creditors	-	150,000
Less non-allowable assets:		
Deposits	(4,100)	(6,300)
Other assets	(271)	(135)
Fixed Assets	(1,468)	-
Non-allowable assets	(5,839)	(6,435)
Less: Haircuts on clearing deposits	(500)	-
Net capital	$ 704,153	$ 123,167

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

	2004	2003
Minimum net capital required (6-2/3 % of aggregate indebtedness or $5,000, whichever is greater)	$ 5,000	$ 5,000
Net capital in excess of amount required	$ 699,153	$ 118,167
Aggregate indebtedness	$ 20,241	$ 7,214
Ratio of aggregate indebtedness to net capital	0.03 to 1	0.06 to 1

ADVANCED FINANCIAL SOLUTIONS, LLC
(A DEVELOPMENT STAGE COMPANY)
COMPUTATIONS OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
For the year ended December 31, 2004 and for the Period February 19, 2003 (Inception) through December 31, 2003

The Company operates as a fully disclosed broker-dealer pursuant to the exemptive provisions of the SEC Rule 15c3-3 subparagraph (k)(2)(ii). To maintain this exemption, the Company does not hold customer funds and/or securities. If any customer funds and/or securities are received, they are to be promptly forwarded.

ADVANCED FINANCIAL SOLUTIONS, LLC
INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION

The Company does not hold customer securities, and consequently qualifies for exemption under the provisions of the Rule.

PKF
Certified Public Accountants
A Professional Corporation

2020 Camino del Rio North
Suite 500
San Diego, CA 92108

Telephone (619) 238.1040
Telefax (619) 237.5177
www.pkfsandiego.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Members of
Advanced Financial Solutions, LLC
San Diego, CA

In planning and performing our audits of the financial statements of Advanced Financial Solutions, LLC as of December 31, 2004 and 2003, we considered its internal controls, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal controls.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal controls and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal controls or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal controls would not necessarily disclose all matters in the internal controls that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements do not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be a material weakness as defined above.

The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control practices and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature, timing and extent of audit procedures to be performed in our audits of the financial statements of the Company for the year ended December 31, 2004 and for the period February 19, 2003 (inception) through December 31, 2003, and this report does not affect our report thereon dated February 4, 2005.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

PKF

San Diego, California
February 4, 2005

PKF
Certified Public Accountants
A Professional Corporation